51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

December 21, 2012

Item 3	News Release

A News release was disseminated through Marketwire on December 21, 2012. A copy of the news release disseminated on December 21, 2012 is attached to this material change report.

Item 4	Summary of Material Change

Argentex increased the number of directors on its Board from five to six and appointed Michael Brown to its board of directors.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Argentex increased the number of directors on its Board from five to six and appointed Michael Brown to its board of directors.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer
Tel: (604) 568-2496

Item 9	Date of Report

December 21, 2012